Filed by Integrated Device Technology, Inc.

Commission File No. 0-12695

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Integrated Circuit Systems, Inc.

Commission File No. 0-19299

This filing relates to the proposed merger of Integrated Device Technology, Inc., a Delaware corporation (“IDT”) and Integrated Circuit Systems, Inc., a Pennsylvania corporation (“ICS”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 15, 2005, by and among IDT, Colonial Merger Sub I, Inc., a Pennsylvania corporation and wholly-owned subsidiary of IDT, and ICS.

IDT and ICS Merger

September 2005

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Safe Harbor Statement

This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefits of the proposed merger, and expectations that the merger will be accretive to IDT’s results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others: difficulties encountered in integrating merged businesses; customer turnover; obtaining and maintaining intellectual property rights; uncertainties regarding the timing of the merger or whether the merger will close at all; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction; whether certain market segments grow as anticipated; the competitive environment and responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the Risk Factors sections of IDT’s and ICS’s most recently filed Forms 10-K and 10-Q. IDT and ICS undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement.

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Where to Find Additional Information

IDT Corporation and ICS have filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving IDT and ICS.

Investors and security holders are urged to read this filing because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by IDT by contacting IDT Investor Relations at 408-654-6515. Investors and security holders may obtain free copies of the documents filed with the SEC by ICS by contacting ICS Investor Relations at 610-630-5300. IDT, ICS and their directors and executive officers maybe deemed to be participants in the solicitation of proxies from the stockholders of IDT and ICS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the joint proxy statement/prospectus of IDT and ICS described above. Additional information regarding the directors and executive officers of IDT is also included in IDT’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on August 1, 2005. Additional information regarding the directors and executive officers of ICS is also included in ICS’s annual report on Form 10-K for the year ended July 2, 2005, which was filed with the SEC on September 6, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov.

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Merged Company Overview

Overview

Merger of IDT and ICS

Combined company will maintain IDT’s name and ticker (IDTI) Combined revenues of $645MM (LTM 03/31/05)

Headquartered in San Jose

Transaction Structure

IDT offers 1.3 shares of IDT common stock and $7.25 of cash for each share of ICS $1.7Bn deal value

Approximately 91MM shares and approximately $550MM cash

IDT/ICS shareholders to own 54% and 46%, respectively

Experienced Leadership

Chairman: Hock Tan (Current ICS CEO) Chief Executive Officer: Greg Lang (IDT) Chief Financial Officer: Clyde Hosein (IDT)

Governance

5 Board members from IDT, including Greg Lang 4 Board members from ICS, including Hock Tan

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Transaction Overview

Financial impact

Approximately $40M-$50M annual synergies within 3 years

Pro forma revenues of ~$645MM (LTM)

Estimated to be neutral (non-dilutive) to IDT FY06 earnings (non GAAP)

Estimated to be accretive to IDT FY07 earnings (non GAAP)

Time Line

Announced June 2005

Anticipated closing in Sept./Oct. 2005

Key Conditions

IDT and ICS shareholder approval Regulatory and other customary approvals

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About ICS

Founded in 1976; IPO in 2000 (Nasdaq: ICST)

Worldwide leader of silicon timing devices focused on Computing, Communication and Digital Consumer applications

Delivered over 160M PC Clocks in 2004

Leading clock supplier to enterprise networking/storage Growing Presence in Game Console, handset and DTV

Has developed approx. 1,800 new products and selling to over 1,000 OEM customers in the past three years

Marquee customers in an expanding industry

Combines big company quality/technology with small company nimbleness

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ICS Financial

Revenue Trend $400 $300 $200 $100 $0 $272 $183 $242 $245

FY02 FY03 FY04 FY05

Non-GAAP Q3FY05 (March) FY04 FY05(1) Revenues $58 million $272 million $245 million

Gross Margin 59% 60% 59%

Operating Income $15 million $88 million $62 million Net Income $14 million $ 82 million $61 million Diluted EPS $0.20 $1.12 $0.80 Cash $207 million $203 million $225 million

Footnote: 4QFY05 based on IBES mean estimates.

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IDT – A Multi-Year Transformation

Final phase of a transition from our commodity heritage to application optimized solutions

Changing mindset, investments, staffing, development skills, customer and partner engagement Become a ‘vital solution provider’ to our key customers

Sustained profitability and cash flow generation

Announced 8th consecutive quarter of positive EPS and cash flow, thru FQ405 Announced restructuring program to improve operating margins ~10 points within 1 year

Growing revenue base, key growth areas:

Network Search Engines Buffered Memory Serial Switching (PCI-Express)

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IDT Financial

Revenue Trend $500 $400 $300 $200 $100 $0 $380 $344 $345 $391

FY02 FY03 FY04 FY05

Non-GAAP FY03 FY04 FY05 Revenues $344 million $345 million $391 million

Gross Margin 36% 48% 51%

Operating Income $(71) million $(3) million $26 million

Operating Margin (27)% (1)% 6.5%

Net Income $(53) million $7 million $35 million Diluted EPS $(0.51) $0.06 $0.33 Cash Balance $555 million $608 million $581 million

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IDT Restructuring Continues As Planned

Strengthens the Base

Streamlining operating expenses (announced Jan ‘05)

Consolidation of common functions

Consolidation of California operations into single San Jose campus Strengthening of Penang capability

Substantially complete

Closure of Manila operation (announced April ‘05)

Capital spending avoidance Efficient loading of our backend

Strategic deal with OSE to provide assembly

Substantially complete $45M/year incremental improvement in profitability in FY07 $25M from restructuring measures – on track $20M from roll-off of fab depreciation

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Synergies from merger

Sources

Lower manufacturing costs through use of IDT fab Lower expenses from elimination of operational overlap Growth in communications silicon timing Acceleration of crystal oscillator replacement solutions

Timing

Start production of new ICS products in IDT fab within 2 quarters after closing

80% of operational expense synergies within 2 quarters following close

$ 40-50M total annual cost savings within 3 years

Neutral to FY06* (non-GAAP); accretive to FY07 (non GAAP)

* Assumes 10/01/05 Close

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Financial Summary $800 $600 $400 $200 $0 $391

IDT $254

ICS $645

Combined

Last Twelve Months (March)

IDT ICS

Merged Company

(Pre-Transaction)

Revenues $391 million $254 million $645 million

Gross Margin 51% 59% 54% Operating Income $26 million $70 million $96 million

Operating Margin 7% 28% 15%

Cash $581 million (3/05) $207 million (3/05) $787 million $86M/year generation

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Strong Combined Balance Sheet

Solid capital structure No long-term debt Substantial cash balance: combined cash of approximately $833mm as of 06/05

Approximately $550mm needed for transaction consideration

Approximately $130mm to $140mm of annual cash flow

No major CapEx requirements

Initial or ongoing

Fully funded, depreciated fab

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The Merged Companies

A Global Force in Semiconductor Solutions

Hillsboro, OR San Jose, CA

Headquarters Tempe AZ

Ottawa Worcester, MA Auburn, NY Norristown, PA

Atlanta, GA

Penang

Shanghai Singapore

Sydney

Design Engineering Center Wafer Fabrication Facility

Assembly/Test

Strategic Rationale

Expand Timing Opportunity

Growth Platform

Synergies

Accelerate expansion of silicon replacements for crystal oscillators Grow share of silicon-based communications timing Largest silicon sub-segment

Significant presence in 3 major industry segments—communications, consumer, computing Cross-selling opportunities at broad base of leadership customers Over $130M/year in R&D (LTM, 03/31/05)

$40-50M per year within 3 years Improved fab utilization Redundant operating efficiencies

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Next Steps (Projected)

Jun Jun- Jul Aug Sep CYQ4

Announcement of merger

File form S-4 / Proxy statement with SEC HSR review

SEC filings declared effective Shareholder meeting Close merger

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Summary

A strategically and financially compelling company combination

Leadership in financial performance Leadership in technology Strong customer relevance Strong, balanced management team

Shareholder value

Leverage IDT manufacturing capability Revenue expansion opportunity Operating synergies

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Thank You

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Scale to Drive Efficiency, Market Service

Peer Group Revenue Comparison

(Last 4 Qtrs ending March)

Revenue

($ 000s) $1,000 $800 $600 $400 $200 $0

CY CNXT

Post-Close IDT

IDT PMCS MCRL ICS AMCC ZL NETL EXAR

IDT

+

ICS

IDT Standalone

ICS Standalone

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ICS

Worldwide Presence

Worcester, MA

Auburn, NY

Norristown, PA Headquarters

San Jose, CA

Tempe, AZ

Singapore

Design Engineering Center Wafer Fabrication Facility

Assembly/Test

IDT Provides Vital Semiconductor Solutions to Accelerate Innovation so our Customers can Create and Capitalize on Higher Value Networks

Unequalled Market Knowledge

Applications Expertise:

Systems level vision Market-making innovations Standards creation

Unrivalled Technology Delivery

Breadth of advanced, standards-based solutions:

Packet Processing Serial Switching High-speed buffering Precision Timing

Responsible Innovation

Commitment to Customer Success:

25 years of technology leadership Dependability, quality

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IDT Today

Worldwide Presence

Hillsboro

San Jose Headquarters

Ottawa

Atlanta

Penang

Shanghai

Sydney

Design Engineering Center Wafer Fabrication Facility

Assembly/Test

Timing Industry Opportunity

Crystal & Osc. $3,200M

Comm. $450M

DIMM $180M

PC $140M

Consumer $130M

*Source: IDT estimates based on multiple market research sources, 2005

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The Biggest Silicon Clock Sub-segment:

Communications Clocks

ICS 10%

IDT 5%

Exar 4%

Micrel 5%

On 5%

Zarlink 7%

Freescale 7%

Semtech 9%

Cypress 20%

Others 28%

Source: IDT estimates based on multiple market research sources, 2005

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Broadening The Customer Base

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Multiple Market Platforms for Growth

Other 8%

Computing 13%

Comm 79%

Other 9% Consumer 6%

Comm Computing 57% 28%

LTM $645M

Other 9%

Comm 20% Consumer 16%

Computing 55%

FY05 $391M

LTM $254M

*Figures above represent IDT management estimates, based on limited sample data

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Multiple Technology Platforms for Growth

FY05 $391M

Other 1% SRAM 16%

Timing

Products Comms 19% ASSPs 64%

LTM $645M

Other 4%

SRAM

9%

Comms ASSPs 38%

Timing Products 49%

LTM $254M

Other/Mil 9%

Timing 91%

*Figures above represent IDT management estimates, based on limited sample data

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Strategic Rationale

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Financial Overview

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Safe Harbor Statement

This filing contains, in addition to statements of historical fact, certain forward-looking statements. These forward-looking statements relate to the proposed merger and the combined company and involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors, including those mentioned in documents filed with the Securities and Exchange Commission by both IDT and ICS. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates. There can be no assurance as to the timing of the closing of the merger, or whether the merger will close at all, or that the expected synergies and cost savings will be realized. Factors that could cause results to differ from expectations include: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of IDT and ICS stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; transaction costs; the level of market demand for the products of the companies; competitive pressures; economic conditions in the U.S. and other countries where the companies operate; information technology spending; technological obsolescence; industry competition; and other specific factors discussed in IDT’s and ICS’s most recent Annual Reports on Form 10-K and IDT’s and ICS’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. IDT and ICS assume no responsibility to update any forward-looking statements as a result of new information or future developments.

Participants in the Transaction

IDT, ICS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information about the directors and executive officers of IDT and their ownership of IDT shares is set forth in the proxy statement for IDT’s 2004 annual meeting of stockholders. Information about the directors and executive officers of ICS and their ownership of ICS stock is set forth in the proxy statement for ICS’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there by any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

IDT and ICS have filed a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the transaction. Investors and security holders are urged to read these filings because they contain important information about IDT, ICS and the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by IDT by contacting IDT Investor Relations. Investors and security holders may obtain free copies of the documents filed by ICS by contacting ICS Investor Relations.